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SEC FILE NUMBER
001-31588

CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Communications Systems, Inc Full Name of Registrant

N/A
Former Name if Applicable

10900 Red Circle Drive
Address of Principal Executive Office (Street and Number)

Minnetonka, Minnesota 55343
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In finalizing its Form 10-Q for the quarter ended June 30, 2017, and as part of its annual goodwill impairment analysis, the Company sought to reconcile its consolidated Stockholders Equity, which was $57.4 million before final adjustments, with its aggregate market capitalization, which was $38.2 million as of June 30, 2017, and $34.5 million as of August 11, 2017, with its analysis of the fair value of its operating business segments considering several quarters of operating losses. In addition, as reported in this Form 12b-25, the Company is reporting an operating loss for the quarter ended June 30, 2017.

Although the Company believes its common stock is undervalued at current levels and that there are a number of positive developments in its four operating businesses, the Company determined it was appropriate to take a $1.6 million impairment of the Goodwill and Intangible assets at its JDL Technologies and Net2Edge subsidiaries. As a result of this decision, in spite of the Company’s best efforts, the Company was unable to complete its Form 10-Q filing without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Fandrich	952	996-1674
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes	☒	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company second quarter 2017 consolidated sales were $22.1 million compared to $26.3 million in the 2016 second quarter, lower primarily due to a decrease in sales by the Company’s Suttle Inc. subsidiary to its major telecommunications customers.

The Company operating loss was $4.1 million in the 2017 second quarter compared to $2.7 million in the 2016 second quarter. The Company’s 2017 operating loss included $1.6 million of Goodwill and Intangible assets impairment charges at its JDL Technologies and Net2Edge subsidiaries. The remainder of the 2017 operating loss was primarily driven by Suttle, including $1.1 million of restructuring costs associated with the ongoing closure of its Costa Rica facility as Suttle moves these operations to Minnesota and $700,000 in excess and obsolete inventory write offs and adjustments primarily related to its legacy products. In the 2016 second quarter, the Company had no asset impairment charges, no restructuring costs and Suttle’s excess and obsolete inventory adjustment was $161,000.

Communications Systems, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	By	/s/ Mark Fandrich
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).